SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2002

                             -----------------------

                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|         Yes               |X|     No

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated November 18, 2002.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ELSCINT LIMITED
                                        (Registrant)


                                        By: /s Rachel Lavine
                                            ------------------------------
                                            Name:  Rachel Lavine
                                            Title: President

Dated:  November 19, 2002.

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.          Description
    -----------          -----------

    1.                   Press release dated November 19, 2002.

                                    EXHIBIT 1
                                    ---------

Elscint Limited Signs Agreement for the Sale of Its Manufacturing and Assembly
------------------------------------------------------------------------------
Facility In Ma'alot, Israel
---------------------------

Monday November 18, 9:08 am ET

TEL AVIV, Israel, Nov. 18 /PRNewswire-FirstCall/ -- Elscint Limited (NYSE: ELT - News; "Elscint") today announced that on November 13, 2002 it signed an Asset Sale and Purchase Agreement (the "Agreement") for the sale of its manufacturing, assembly, engineering and integration operations, which are conducted at its Ma'alot Facility in Northern Israel (the "Business"), to an unrelated third party.

Pursuant to the terms of the Agreement, Elscint will sell substantially all of the assets comprising the Business and, in addition, will transfer substantially all of the liabilities incurred by Elscint in respect of the Business.

The consummation of the foregoing transactions is subject to a right of first refusal of another unrelated third party, as well as the approval of Israeli Restrictive Trade Practices authorities. Assuming such right of first refusal is waived and such approval is obtained, the closing of the foregoing transactions is anticipated during December 2002.

The book value of the assets of the Business, net after deduction of liabilities, plus the goodwill payment provided for in the Agreement, is estimated to be approximately $34 million. Elscint will record a capital gain in respect of this transaction.

Elscint's President Ms. Rachel Lavine commented, "During the past three years, Elscint has exerted considerable efforts to improve the performance of its manufacturing, assembly, engineering and integration business at Ma'alot, which have borne fruit with the signing of this agreement."

About Elscint Limited
---------------------

Elscint Limited is engaged in two principal businesses: Hotel development and leisure, and investments in bio-technology companies. Elscint has interests in hotels in Western Europe, in hotel development projects, principally in Western and Central Europe, and in the commercial and entertainment center at the Marina in Herzlia, Israel. In the bio-technology field, Elscint invests in high potential start-up companies, and provides business guidance and professional advice to such companies for the development of business plans, research and development and marketing programs. More information regarding the company is available at http://www.elscint.net.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under Elscint's control which may cause actual results, performance or achievements of Elscint to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in Elscint's periodic filings with the Securities and Exchange Commission.


                                      -5-